  Exhibit 99.1

Prophecy Proposes Name Change to
Silver Elephant Mining Corp.
At Shareholders’ Meeting to be held on March 16, 2020

Vancouver, British Columbia, January 8, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) will hold a special meeting of shareholders on March 16, 2020 at 10:00 AM (PST) (the “Special Meeting”) at Suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

At the Special Meeting, shareholders will be asked to approve a change of the Company name to “Silver Elephant Mining Corp.” (the “Name Change”) with a new proposed TSX ticker symbol ELEF, to best reflect the Company’s focus in developing its Pulacayo silver project in Bolivia.

At the Special Meeting, the Company also proposes to seek shareholder approval for a consolidation of its issued and outstanding Shares at a ratio between one (1) new Common Share for every five (5) to ten (10) old Common Shares outstanding (the “Consolidation”). The effective date of the Name Change, the Consolidation ratio and the Consolidation, if approved, will occur at a future date to be determined by the Board when it considers it to be in the best interests of the Company to implement. The proposed Name Change and Consolidation are subject to certain regulatory approvals, including the approval of the TSX.

At the Special Meeting, the Company will further seek Shareholder approval for the ratification of 794,000 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 which was press released on August 19, 2019, pursuant to the terms of the Company’s Share-Based Compensation Plan as approved at its Annual General Meeting of shareholders held on June 2, 2016, and amended on June 13, 2017 and further amended on September 12, 2019. Further information regarding all matters to be approved at the Special Meeting will be provided in an information circular which will be mailed to shareholders in February 2020.

About Prophecy

Prophecy is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

2